November 12, 2020

VIA EDGAR

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingswood Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020, as amended

File No. 333-249437

Dear Ms. Dorin:

On November 10, 2020, the undersigned requested acceleration of the effective date and time of the above-referenced Registration Statement to Thursday November 12, 2020, at 5:00 p.m., or as soon thereafter as practicable. The undersigned hereby withdraws such request until further notice.

[Signature page follows]

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Lewis Silberman
Name: Lewis Silberman
Title: Managing Director